SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     CREDIT SUISSE FIRST BOSTON (USA), INC.
                            (Name of Subject Company)

                          CSFBDIRECT ACQUISITION CORP.
                        CREDIT SUISSE FIRST BOSTON, INC.
                               CREDIT SUISSE GROUP
                                    (Offerer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


        Credit Suisse First Boston (USA), Inc. - CSFBdirect Common Stock,
                            Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    22541L103
                      (CUSIP Number of Class of Securities)


  David P. Frick, Esq.                               Joseph T. McLaughlin, Esq.
   Credit Suisse Group                               Credit Suisse First Boston
Paradeplatz 8, P.O. Box 1                                11 Madison Avenue
     CH-8070 Zurich                                   New York, New York 10010
       Switzerland                                         (212) 325-2000
      41-1-212-1616

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation                     Amount of Filing Fee
--------------------------------------------------------------------------------
            Not Applicable                           Not Applicable
--------------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:__________________     Filing Party:_____________________
Form or Registration No.:________________     Date Filed:_______________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  EXHIBIT INDEX

Exhibit
  No.              Description
-------            -----------

99.1               Joint Press Release issued by Credit Suisse First Boston
                   (USA), Inc. and Credit Suisse First Boston, Inc. on July 11, 2001.